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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.

(Registrant) By:\s\ Roland M. Larsen (Signature)*

Date: December 16, 2005 President & CEO

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

PINON-RAILROAD PROJECT, ELKO COUNTY, NEVADA

Recent Drill Results from Railroad Gold-Silver project have expanded earlier resource estimates and support previous estimates of measured resource open pit grades indicate 58 meters (175 feet) of 2 grams per ton (0.06 opt) gold

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, DECEMBER 15, 2005, ROYAL STANDARD MINERALS INC. (“RSM”) A recent drilling program on the POD open pit gold-silver oxide and the adjoining East Jasperoid resource was recently completed to obtain samples for metallurgical analysis of the deposit and to carry out the necessary extension drilling in areas where the projection of the deposits were not adequately drilled.

Drilling results from Railroad have expanded the earlier resource evaluation for open pit mining. POD-05-01 was drilled primarily for metallurgical testing as the continuation of the deposit below a trench that was excavated and sampled for column leach testing. The bulk sample from the trench represents the oxidized top of the deposit covered by 20 feet of soil and gravel. The average grade of the trench sample is 2.43 grams gold or 0.071 ounces gold per ton and represents the approximate grade of the mine diluted bulk deposit as determined from the resource pit model. The drill hole contains 58 meters (175 feet) of 2 grams gold per ton (0.060 ounces gold per ton) at a depth from 30 feet to 205 feet.

Five drill holes were designed to expand the POD resource southeast into an area where the shallow open pit will ramp into the deeper higher grade deposit that trends toward the northwest as reported in a previous press release dated, December 10, 2005.

Drill holes POD-05-02, 3, 5, 6 and 7 tested for oxide mineralization extending to the surface along the south side of the deposit and in the high wall of the planned open pit. Drill holes 05, 06 and 07 represent 300 feet offsets to current drilling. The results of the drilling have added new resource in areas previously mapped as overburden. . Drill holes 3, 5, 6 and 7 have resulted in the expansion of the proposed open pit margin returning gold grades of less than 1 gram per ton as follows: hole 03 includes 13 meters of 0.38 grams per ton (gpt), hole 05 includes 30 meters of 0.41 gpt, hole 06 include 28 meters of

0.48 grams per ton and hole 07 includes 30 meters of 0.58 grams per ton gold.

Routine check sampling for holes POD-05-01, POD-05-02, and POD-05-07 was completed as part of the quality control of the company lab. The results from American Assay Labs in Sparks Nevada show close comparison to the in-house lab results as follows:

Sample (feet depth)		In-house lab (opt)	American Assay Lab (opt)
POD-05-01	30-35	0.046	0.044
	55-60	0.123	0.102
	80-85	0.071	0.065
	100-105	0.036	0.033
	120-125	0.139	0.122
	140-145	0.017	0.016
	170-175	0.073	0.064
	190-195	0.048	0.047
	200-205	0.017	0.012
POD-05-02	80-85	0.033	0.021
	100-105	0.058	0.045
	110-115	0.066	0.061
	145-150	0.118	0.117
	165-170	0.150	0.113
	185-190	0.203	0.158
	205-210	0.327	0.219
	220-225	0.166	0.145
	240-245	0.073	0.064
	265-270	0.023	0.017
POD-05-07	110-115	0.027	0.024
	130-135	0.029	0.022
	160-165	0.016	0.018
	180-185	0.015	0.010

RSM is a Nevada gold-silver exploration company with eight (8) active projects in the State. Currently the Company’s 100% controlled Goldwedge project located in Nye County is its most advanced project.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen, Qualified Person (NI-43-101) @ (775) 487-2454 or FAX @ (775) 487-2454 Visit our website at Royal-Standard.com